Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated June 24, 2005, into the previously filed Registration Statement (No. 33-63809) on Form S-8 of First Horizon National Corporation, relating to the statements of net assets available for plan benefits of First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, including the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in the Plan's Annual Report on Form 11-K for the year ended December 31, 2004.

/s/ KPMG LLP

Memphis, Tennessee
June 24, 2005